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            June 1, 2022

       Shai Shemesh
       Chief Financial Officer
       IM Cannabis Corp.
       Kibbutz Glil Yam
       Central District, Israel 4690500

                                                        Re: IM Cannabis Corp.
                                                            Form 40-F filed
April 4, 2022
                                                            File No. 001-40065

       Dear Mr. Shemesh:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Life Sciences